NORTH SHORE ACQUISITION CORP.
545-7 Dogok-Dong
SoftForum B/D, 7th Floor
Gangnam-Gu, Seoul, South Korea

December 2, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	North Shore Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed: November 24, 2009 (the “Proxy Statement”)
File No. 000-52875

Ladies and Gentlemen:

On November 30, 2009, North Shore Acquisition Corp. (the “Company”) announced that because the Company did not consummate a business combination within the time frame required by its certificate of incorporation and the terms of its initial public offering, the Company would be required to liquidate and dissolve. The Company will begin the process of liquidating and dissolving itself in accordance with its certificate of incorporation and applicable Delaware law.

The Company will file a Certificate and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission for the purpose of deregistering its securities under the Securities and Exchange Act of 1934, as amended. As a result, the Company will no longer be a public reporting company and its securities will cease trading on the OTC Bulletin Board.

For the reasons enumerated above, the Company will not file a definitive Proxy Statement and we hereby request that you cease your review of the Proxy Statement filed on November 24, 2009.

Please call the undersigned at (82) (2) 526-8531 with any comments or questions.

Very truly yours,

/s/ Sang-Chul Kim
Sang-Chul Kim
Chairman

cc:	Securities and Exchange Commission (Julie F. Rizzo, Esq., Office of Corporation Finance)

Securities and Exchange Commission (Tarik Gause, Esq., Office of Corporation Finance)

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Mr. Jeffrey P. Schultz, Esq.)